UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

(Amendment No. 1)

Equitable Holdings, Inc.

(Name of Subject Company (issuer))

Equitable Holdings, Inc., as Issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

Depositary Shares each representing a 1/25th interest in a share of 4.950% Fixed Rate Reset Noncumulative Perpetual Preferred Stock, Series B

(Title of Class of Securities)

29452E AA9

(CUSIP Number of Class of Securities)

José Ramón González

Chief Legal Officer & Corporate Secretary

Equitable Holdings, Inc.

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

John M. Schwolsky

Benjamin Nixon

Anne L. Barrett

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Equitable Holdings, Inc., a Delaware corporation, on March 12, 2025 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with Equitable Holdings, Inc.’s offer to purchase for cash any and all of the outstanding depositary shares (the “Series B Depositary Shares”) each representing a 1/25th interest in a share of Equitable Holdings, Inc.’s 4.950% Fixed Rate Reset Noncumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, liquidation preference $25,000 per share (equivalent to $1,000 per Series B Depositary Share) at the tender offer price of $1,000 per Series B Depositary Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including December 15, 2024, to, but excluding, the date on which such payment is made, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”), upon the terms and subject to the conditions described in the Offer to Purchase, dated March 12, 2025 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

On March 12, 2025, Equitable Holdings, Inc. priced an offering of $500 million in aggregate principal amount of its 6.700% fixed-to-fixed reset rate junior subordinated debt securities due 2055 (the “junior subordinated debt securities”) in a public offering (the “Junior Subordinated Debt Securities Offering”). The Junior Subordinated Debt Securities Offering is expected to close on March 26, 2025, subject to customary closing conditions. Equitable Holdings, Inc. intends to use the net proceeds of the Junior Subordinated Debt Securities Offering and cash on hand, if necessary, to pay the consideration payable by it pursuant to the Offer and the fees and expenses incurred by it in connection therewith.

The Junior Subordinated Debt Securities Offering has been registered under the Securities Act of 1933, as amended, pursuant to Equitable Holding, Inc.’s Registration Statement on Form S-3 (File No. 333-282204), as supplemented by the Prospectus Supplement, dated March 12, 2025, and the accompanying base prospectus, relating to the junior subordinated debt securities. This Amendment No. 1 does not constitute an offer to sell or the solicitation of an offer to buy the junior subordinated debt securities.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2025	EQUITABLE HOLDINGS, INC.

	By:	/s/ Robin M. Raju
	Name:	Robin M. Raju
	Title:	Chief Financial Officer